FILED BY ENTERPRISE PRODUCTS PARTNERS L.P.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED
AND DEEMED FILED PURSUANT TO RULE 14A-12 AND RULE 14D-2(b)
OF THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: GULFTERRA ENERGY PARTNERS, L.P.
COMMISSION FILE NO.: 1-11680

ENTERPRISE PRODUCTS PARTNERS L.P. (“ENTERPRISE”) AND GULFTERRA ENERGY PARTNERS, L.P. (“GULFTERRA”) WILL FILE A JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS WITH THE SECURITIES AND EXCHANGE COMMISSION. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING ENTERPRISE, GULFTERRA AND THE MERGER. A DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS WILL BE SENT TO SECURITY HOLDERS OF ENTERPRISE AND GULFTERRA SEEKING THEIR APPROVAL OF THE MERGER TRANSACTIONS. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE JOINT PROXY STATEMENT/PROSPECTUS (WHEN IT IS AVAILABLE) AND OTHER RELEVANT DOCUMENTS CONTAINING INFORMATION ABOUT ENTERPRISE AND GULFTERRA AT THE SEC’S WEB SITE AT WWW.SEC.GOV. COPIES OF THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND THE SEC FILINGS THAT WILL BE INCORPORATED BY REFERENCE IN THE JOINT PROXY STATEMENT/PROSPECTUS MAY ALSO BE OBTAINED FOR FREE BY DIRECTING A REQUEST TO THE RESPECTIVE PARTNERSHIPS.

ENTERPRISE AND GULFTERRA AND THE OFFICERS AND DIRECTORS OF THEIR RESPECTIVE GENERAL PARTNERS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM THEIR SECURITY HOLDERS. INFORMATION ABOUT THESE PERSONS CAN BE FOUND IN ENTERPRISE’S AND GULFTERRA’S RESPECTIVE ANNUAL REPORTS ON FORM 10-K FILED WITH THE SEC AND IN THE SCHEDULE 13D FILED BY DAN L. DUNCAN WITH THE SEC, AS AMENDED ON DECEMBER 18, 2003, AND ADDITIONAL INFORMATION ABOUT SUCH PERSONS MAY BE OBTAINED FROM THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE.

         Enterprise Products Partners L.P. (“Enterprise”) is filing relevant excerpts from a CCBN StreetEvents transcript of its April 22, 2004 earnings release conference call which relate to the proposed merger between Enterprise and GulfTerra Energy Partners, L.P.

CCBN STREETEVENTS TRANSCRIPT OF CONFERENCE CALL

       CCBN StreetEvents Conference Call Transcript

        EPD – 14 2004 Enterprise Products Partners L.P. Earnings Conference Call

        Event Date/Time: Apr. 22. 2004 / 5:30PM ET

CORPORATE PARTICIPANTS

      Randy Burkhalter
      Enterprise Products Partners – Director, Investor Relations

      Dub Andras
      Enterprise Products Partners – President, CEO

      Jim Teague
      Enterprise Products Partners – EVP

      Michael Creel
      Enterprise Products Partners – EVP and CFO

      Dan Duncan
      Enterprise Products Partners – Chairman

      Randy Fowler
      Enterprise Products Partners – VP and Treasurer

CONFERENCE CALL PARTICIPANTS

      Yves Siegel
      Wachovia Securities — Analyst

      David Labonte
      Salomon Smith Barney – Analyst

      David Fleischer
      Goldman Sachs – Analyst

      Ron Londe
      A.G. Edwards – Analyst

      Eric Olson
      Sanders Morris Harris – Analyst

      David Mccarrone
      Analyst

      Ross Payne
      Wachovia Securities – Analyst

      John Tysseland
      Raymond James – Analyst

      Vivek Pal
      Analyst

      Mark Easterbrook
      Dain Rauscher Wessels – Analyst

PRESENTATION

Dub Andras – Enterprise Products Partners – President, CEO

On our merger with GulfTerra, our respective management teams are both eager to complete the acquisition. We have had an overwhelming response from GulfTerra’s senior management team in joining the combined company. We started our integration planning during the first quarter with respect to the organization and proving up our estimate of $30 million in cost savings. We feel very comfortable that we will exceed that level of savings.

Also, once we complete the merger with GulfTerra, we believe that the complementary nature of each of the partnerships’ operating cash flow profiles will reduce the overall level of fluctuations and cash flow for the combined partnership. GulfTerra’s services are more upstream with producers and positively correlated to higher commodity prices. This contrasts with our services, which are more downstream-oriented with consumers of energy, and are somewhat negatively correlated with higher energy costs.

Recently we’ve taken actions to mitigate interest rate risk around the debt financing associated with the merger. I will turn the call over to Mike Creel, who will review the quarter and our interest rate hedging in greater detail. Mike.

Michael Creel – Enterprise Products Partners – EVP and CFO

As Dub mentioned, we have done some work around our financing efforts with the GulfTerra acquisition. And in anticipation of the GulfTerra debt we expect to refinance, we executed a program in March of this year to hedge the interest rate risk associated with approximately $2 billion of debt that we anticipate issuing. At the close of business yesterday, the value of this portfolio of interest rate hedges was approximately $109 million.

With that, we’ll open the call up for questions.

QUESTION AND ANSWER

David Labonte – Salomon Smith Barney – Analyst

A couple questions for you. Number one, Dub, you talked about a great deal of confidence in being able to realize your cost savings synergies. I think you had targeted it at $30 million initially. What gives you that confidence? Are you looking at a number that’s much greater than that now? If you can provide a little bit more color.

Dub Andras – Enterprise Products Partners – President, CEO

Well, we feel like, David, that we’re about two-thirds of the way through analyzing that. And we’re up to about $38 million, Mike, I think, somewhere in that range. So, we think we’ll be able to improve on that as we finish this up. The area of synergies obviously are only in the G&A section that we’ve been exploring. We haven’t really gotten into the operating synergies. We won’t be able to do that till after we complete the merger, but this $30 million that we talked about originally was a pretty sound estimate, a conservative estimate, in our opinion. So, we think we’re going to do in the $40-50 million range, David.

David Labonte – Salomon Smith Barney – Analyst

OK.

Michael Creel – Enterprise Products Partners – EVP and CFO

David, one of the things that we’ve done, we have a formal post-merger integration process going. We currently got close to 100 people involved in the process. We’ve broken it up into functional sub-teams, with each of those teams charged with trying to define what their costs are before the merger and what kind of costs they expect to see after the merger. So, we’ve done a fair amount of work around this. Obviously, there’s a limit as to how much we can do at this point in time in terms of discussing these. But as Dub mentioned, we’re very confident that we’ll beat the $30 million.

David Labonte – Salomon Smith Barney – Analyst

In terms of operating synergies, has there been much discussion at this point with some of the GulfTerra shipping customers to try to keep some of those volumes in your value chain?

Michael Creel – Enterprise Products Partners – EVP and CFO

You know, the SEC kind of frowns on us talking about stuff like this at this point. So, those are things that we would expect to see additional synergies from, but we have not quantified them.

Operator

Next question comes from David Fleischer. Go ahead.

David Fleischer – Goldman Sachs – Analyst

Yes. Hi. A few short questions, if I can. First, the question’s already been asked probably a couple times here on the fixed and floating, but I wanted to hit that one a little bit more. You’ve come down from – I think it was like 87% fixed debt a year ago to I think you said 67%, two-thirds fixed debt this year. You’ve taken almost two-and-a-half percent out of your average interest cost this quarter versus last year’s quarter.

My question is, in an environment that now looks like we’re going to be seeing rising interest rates what are your thoughts to minimize your long-term interest costs going forward, that fixed floating ratio? And how do you intend on helping yourself in the short run as well as locking it in the long run?

Michael Creel – Enterprise Products Partners – EVP and CFO

Well, the easiest answer, David, is that we have executed a hedging program on $2 billion worth of debt that we expect to issue to refinance the GulfTerra debt. When we do that, then we will be repaying certainly the acquisition loan if it’s not gone by then and have the opportunity to issue additional fixed rate debt at what we consider a very attractive rate. With that, we will have much higher portion of our total debt fixed rate. We do expect kind of over the long-term to have somewhere in the 30-35% of our debt floating. But the plan is to wait until after the closing, after we’ve refinanced the debt, and reassessed the markets and pick an opportune time to perhaps swap some of that fixed rate debt back into floating to get us into the 30-35% total floating debt.

David Fleischer – Goldman Sachs – Analyst

But that’s a ratio that you want to stay closer to. You’ve been more volatile in the past, I guess, is what I’m saying. I didn’t know if there was any more of a master plan than that. But you expect to look for that kind of stability in the future and just take the rates as they come?

Michael Creel – Enterprise Products Partners – EVP and CFO

We’ve tended to have a much higher percentage of our debt fixed rate. Again, one of the reasons that our debt – floating rate debt is a little higher on a percent of total is because of the acquisition facility that we’ve put in place for the GulfTerra general partner. So, that debt is somewhat temporary.

Eric Olson – Sanders Morris Harris – Analyst

And on the GulfTerra debt, I know you’re planning to issue $2 billion. Are you tendering for the GulfTerra debt or are you going to call it?

Michael Creel – Enterprise Products Partners – EVP and CFO

There’s very little of that that’s callable. Most of that, to the extent that we’re going to do anything, we will likely tender, but we’ve got some time between now and closing to really formulate the best approach for that.

Eric Olson – Sanders Morris Harris – Analyst

OK. And GulfTerra is going to be structurally subordinated going forward once the deal closes?

Michael Creel – Enterprise Products Partners – EVP and CFO

They will be a sister company to our OLP, where we issue debt. And – yes.

Eric Olson – Sanders Morris Harris – Analyst

OK. All right. Thank you.

Operator

Next up is David Mccarrone. Go ahead.

David Mccarrone Analyst

Thank you. I was wondering if you had any better sense on what FTC divestitures may occur in terms of assets or dollars. And, separately, have you considered rationalizing some lesser performing assets to minimize the issuance of some fresh equity?

Dub Andras – Enterprise Products Partners – President, CEO

To answer that second part of the question, the sale of assets we feel like we’ve got a good stable of assets and we don’t have any of them that we’re planning to put on the market except for what might come out of the FTC discussions that we’re having.

David Mccarrone Analyst

And any better sense on timing of some announcements there are or what specifically is at risk beyond ...

Dub Andras – Enterprise Products Partners – President, CEO

Well, we’ll have to wait till we conclude the FTC discussions before we’ll be prepared to do that. We think that will be a few months away.

David Mccarrone Analyst

OK. Thank you.

Vivek Pal Analyst

Good afternoon, guys. In the event you were to lose your investment grade, and I’m sure it will never happen, but in case it does, are you likely to revisit your refinancing strategy? Would it make sense to tender for debt initially as a crossover name? Would you like it to issue more equity? If you could just give us your thoughts on that, it would be great.

Michael Creel – Enterprise Products Partners – EVP and CFO

It’s kind of hard to tell right now, Vivek. It depends if we’re split rated. I might have a different answer. It really depends also on where investors view the debt, which may or may not be totally consistent with a rating. They may view us as a better credit or a lower credit.

So really need to view the market expectations, the market view of our debt and our credit as we approach the closing, but we think that there are significant cost savings associated with refinancing at lower rates. And even with the downgrades, I think we can refinance at a lower rate than the existing GulfTerra debt.

Dan Duncan – Enterprise Products Partners – Chairman

Let me give you a little bit of a philosophy tangent, a company philosophy, though, that may make a little bit of an effect on it. Under the rating agencies, I guess one of the hard numbers is that most of the MLPs, they go out and buy something, they go up to 60% to total capital and then they bring it back down to 50%. They want us to get on the other side of that deal, so we expect to never go up to that 60% range. We’re going to drop our high side down, and also drop our low side down probably in time to make sure that we stay strong investment rated.

And that’s just a philosophy change in the company. It has nothing to do with what the rating agencies may do right now.

Dub Andras – Enterprise Products Partners – President, CEO

In fact, as you know, with this transaction, when we have the merger permanently financed, number one, we’re issuing a significant amount of equity in exchange for the outstanding GulfTerra public unit holders, so there’s a big equity component there. And with the refinancing plan that we have in mind, we will have our debt to total cap in the 44%, 45% range.

Vivek Pal Analyst

Excellent. When you all rate the hedges that you have in place, will they get impacted with this, or does this kind of mitigate that effect?

Randy Fowler – Enterprise Products Partners – VP and Treasurer

They are designed to mitigate the impact of increased treasury rates.

Vivek Pal Analyst

OK, OK. Fair enough. Thank you very much.

Operator

Next question comes from Mark Easterbrook.

Mark Easterbrook – Dain Rauscher Wessels – Analyst

Good afternoon. Your maintenance capital expenditures came in a little bit below expectations. What’s sort of your target for that for this year?

Dub Andras – Enterprise Products Partners – President, CEO

Sustaining capital amounts?

Mark Easterbrook – Dain Rauscher Wessels – Analyst

Yes, sustaining capital.

Dub Andras – Enterprise Products Partners – President, CEO

What we have in sustaining capital now that’s making it increase, really, not decrease, is we’re putting some of our pipeline integrity activities in the sustaining capital, capitalizing some of it, and a major share of it being expensed, but some of it’s being capitalized. So that the number that we expect to see is still going to be in that $15-20 million range, I would say, as our sustaining capital for an annual basis.

Dan Duncan – Enterprise Products Partners – Chairman

I’ll tell you, Mark, if you go back to the pre Williams deal, pre Mapco deal, our sustained capital was in the $4-5 million deal this was – that we had on those old enterprise plants, when we brought in the MAPL Seminole system, that number’s been moved to the $13, $16 million range. That may have been moved up a little bit based on the integrity of the pipeline for DOEs made us all do.

That will be one where once we go into the GulfTerra deal, it’s probably going to jump in to a high number, because GulfTerra has a higher sustainable capital program because of all of their pipelines in intrastate Texas and along with some of their offshore facilities that we’ve never had.

So I think at that time, it’s probably going to go to $45 or $50 million, after combined company, based on due diligence.

Dub Andras – Enterprise Products Partners – President, CEO

Dan, I think GulfTerra’s just in the range of 50 on a standalone. So it will probably be additive.